Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Trella Technologies LLC
173 Clay Pond Rd.
Bourne, MA 02532
www.trella.io

Up to $107,000.00 Convertible Promissory Note.
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Trella Technologies LLC
Address: 173 Clay Pond Rd., Bourne, MA 02532
State of Incorporation: MA
Date Incorporated: November 03, 2016

Terms:

Convertible Promissory Notes

Offering Minimum: $10,000.00 of Convertible Promissory Note.
Offering Maximum: $107,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
    Note converts to Class B Units when the company raises $4,070,000.00 in a qualified equity financing.
Maturity Date: March 01, 2021
Valuation Cap: $30,000,000.00
Discount Rate: 20.0%
Annual Interest Rate: 10.0%
Minimum Investment Amount (per investor): $200.00

Terms of the underlying Security

Underlying Security Name: Class B Units

Voting Rights:
Non-voting, except as required by law

Other Material Rights:

"Units" shall mean those interests in the Company that shall have (a) economic value and rights in or to the profits, gains, losses, distributions and other economic interests of the Company and/or (b) voting membership rights in the Company. Class B units shall bear only an economic interest in the company in the Company and shall not be entitled to any vote except where expressly provided for in the Operating Agreement or required by the Act. No Member will have priority over any other Member for the distribution of Net Profits or Losses.

Upon Dissolution of the Company and liquidation of Company property, and after payment of all selling costs and expenses, the liquidator will distribute the Company assets to the following groups according to the following order of priority:

(a) in satisfaction of liabilities to creditors except Company obligations to current Members;

(b) in satisfaction of Company debt obligations to current Members; and then

(c) to the Members pro rata in proportion to their membership Percentage Interest.

Right of First Refusal: In the event that a Membership Interest in the Company is or will be sold, due to any reason, the remaining Members will have a right of first purchase of that Membership Interest. Members who are also on the Board of Managers shall have first priority, followed by the remaining Members. The value of that interest in the Company will be the lower Fair Market Value and any third party offer that the Member wishes to accept.

Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below

We are seeking to raise a minimum of $10,000 (initial target amount) for fundraising marketing to continue the raise to $107,000. If we reach our offering maximum, we are contemplating increasing offering maximum to $1,070,000 through Regulation Crowdfunding.

PERKS*

$1,000+ Investment

Receive a Trella Technologies sweatshirt or vest, your pick!

PERKS (IF WE RASE OVER $250,000)*

$5,000+ Investment

You will be invited to visit our research lab in Massachusetts and to meet Team Trella.

(Transportation and accommodation not included).

$25,000+ Investment

You will receive a personal invite to a dinner with the founders of Trella Technologies as well as a tour of the research lab in Massachusetts.

Location and time need to be mutually agreed on (Transportation and accommodation not included).

All perks occur after the offering is completed.

StartEngine shareholders bonus

Trella Technologies LLC will offer 10% additional bonus interest for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible

Promissory Notes in this Offering if they invest within a 24-hour window of their campaign launch date. For example, if invest in the first 24 hours, your annual interest rate will be 11% instead of 10%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

Trella provides technical, innovative solutions to make indoor and urban farming a sustainable, long-lasting industry. The agriculture industry is changing, and we believe that urban and indoor farming are the future. Trella creates solutions to problems unique to indoor farming in responsible, energy-efficient ways that bolster the global farming community. The first step on that journey is to change the landscape of indoor farming by diversifying what can be grown in that environment. That's why we've developed the world's first automated plant training system (TrellaGro LST™) to grow tall plants in small spaces. The device also comes equipped with various sensors to monitor environmental conditions vs. plant growth rate. The unit can be controlled and monitored remotely via the TrellaGro LST app. Through the use of machine learning algorithms, the data can be refined and returned to the user for their benefit, as well as our strategic partners and the global research community.

Competitors and Industry

At this time, we are the world's first and only AUTOMATED plant training solution. Existing methods rely on manual user interaction which requires time and skill. We are patent-pending both in the US and Internationally. We'll make an impact in two markets: 1. Vertical Indoor Farming: -Increase in urban population and food shortages -Need for year-round production -Increase risk to crops from natural catastrophes Global Market Size: $4.1B by 2020 Source: https://gminsights.wordpress.com/2017/05/24/vertical-farming-market/ https://globenewswire.com/news-release/2017/05/17/986832/0/en/Vertical-Farming-Market-to-exceed-13bn-by-2024-Global-Market-Insights-Inc.html 2. Ancillary Cannabis Industry (Technology): -Legalization on a global rise, leading to increased competition for commercial growers and a need for sustainability and efficiency - Indoor farming methods usually mandated by local regulators for added security. - regulations for residential growers based on plant count, therefore growers need to get high yield per plant Global Spending = $57B by 2027 (to compare the US market in 2017 hit 9.2B. Some companies invest up to 80% of their profits, much of that to keep up with technology) Sources: https://www.forbes.com/sites/thomaspellechia/2018/03/01/double-digit-billions-puts-north-america-in-the-worldwide-cannabis-market-lead/#517c65df6510 https://hightimes.com/grow/higher-tech-the-geeks-are-taking-over-the-cannabis-industry/

Current Stage and Roadmap

We are currently in the design for production mode phase with our fifth design revision. Since early 2017, we've designed and built four prototypes. A plant growth trial was conducted for each prototype design, with improvement and modifications made along the way. Provisional patents were filed in April of 2017, followed by the filing of a US Utility Patent and Foreign PCT application in April of 2018. Our device also comes with a software application to allow the user to track plant growth rate vs the environmental conditions. The data will be mined and refined for usability via machine learning algorithms. This is currently under early stage development for web-based applications. The company is currently in the process of building the TrellaGro-LST Model 6 (post prototype model) for grow testing and public showcasing. The company did not disclose its design to the public until April 2018 (after intellectual property protection). During the summer of 2018, the company launched a donation-based crowdfunding campaign on Indiegogo to raise additional capital. During this time, we also received feedback from our target market to improve our design, marketing, and brand development. The main goal for 2019: showcase our product working in a commercial style environment for marketing purposes (educational and adoption). Successful grow trial demonstrations (by Beta Users and Trella) will lead to market acceptance in order to obtain sales for revenue generation. For 2019, revenue will be generated from the sale of TrellaGro LST units with an MSRP of $2,999 to $3,499. Additional revenue can also be generated via a subscription to the TrellaGro LST app, as well as leasing access to mined data for machine learning (AI) purposes.

The Team

Managers

Name: Aja N. Atwood

Aja N. Atwood's current primary role is with Liberty Mutual. Aja N. Atwood currently services 42 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Co-founder
  Dates of Service: November 11, 2016 - Present
  Responsibilities: Company mission, project management/goal setting, accounting, operations, marketing, public relations, patent management, product scope, cultivation and grow trial management.

Other business experience in the past three years:

- **Employer:** AIG
  Title: Regional Field Engineering Manager
  Dates of Service: January 01, 2014 - December 04, 2016
  Responsibilities: Leading a regional team of field engineers and supervisors

throughout the US Northeast region with a focus on training, development and career growth.

Other business experience in the past three years:

- **Employer:** Liberty Mutual
  Title: Global Nat Cat Practice Leader
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Subject matter expert for natural catastrophe risk engineering for commercial properties and businesses.

Name: Andres Chamorro III

Andres Chamorro III's current primary role is with Medical Device Company. Andres Chamorro III currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP of Engineering & Co-founder
  Dates of Service: November 03, 2016 - Present
  Responsibilities: To handle items related to hardware engineering, patent guidance, IT, custom prototyping, hardware fabrication And creative brainstorming.

Other business experience in the past three years:

- **Employer:** Medical Device Company
  Title: Product Development Consultant
  Dates of Service: December 01, 2014 - Present
  Responsibilities: Mainly focused on DFM, vendor selection and support, and design transfer to contract manufacturer.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the convertible notes should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any convertible notes purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the agricultural technology space. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Convertible Notes in the amount of up to $107,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order

to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which

management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service

It is possible that there may never be an operational TrellaGro LST or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype. Delays or cost overruns in the development and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Convertible Notes that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors

might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
Trella Technologies LLC was formed in November 2016, but did not commence public marketing until April 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. Trella Technologies, LLC has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that TrellaGro LST is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable
We believe one of the most valuable components of the Company is our intellectual property portfolio. To protect our intellectual property, we partnered with Hamilton Brook Smith Reynolds, one of the top Intellectual Property law firms both nationally and regionally. With their support, we completed a thorough prior-art search before filing our patent application. However, due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection

without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Risks relating to the U.S. federal laws affecting the legal cannabis industry

Certain activities involving marijuana remain illegal under US federal laws. Such activities include but are not limited to: (i) distribution of marijuana to minors, (ii) transporting marijuana across state lines, (iii) driving under the influence of marijuana and other adverse public health consequences, (iv) growing marijuana on public lands, (v) growing marijuana in a manner not consistent with state and local jurisdiction, (vi) marijuana possession or use on federal property, and (vii) other criminal activity or violence associated with the sale of marijuana. To the extent Trella Technologies, LLC may not prevent certain of its users from using TrellaGro LST in violation of U.S. federal law, it may subject the Company and/or Trella Technologies, LLC to civil and/or criminal liability, which could result in the utility, liquidity, being adversely affected.

Enforcement Of Federal Laws Criminalizing Cannabis

Cannabis is currently categorized as a Schedule I controlled substance by the DEA and the U.S. Department of Justice, and consequently is illegal to grow, possess and consume under federal law. Even in those jurisdictions in which the use of medical cannabis has been legalized at the state level, its use remains a violation of federal law. The U.S. Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that the federal government has the right to regulate and criminalize cannabis, even for medical purposes. Therefore, federal law criminalizing the use of cannabis preempts state laws that legalize its use for medicinal or adult-retail purposes. Strict enforcement of federal law regarding cannabis would likely result in Trella Technologies's inability to proceed with its business plan. The previous Obama administration had effectively stated that it is not an efficient use of

resources to direct federal law enforcement agencies to prosecute those lawfully operating under state designated laws allowing the use and distribution of medical cannabis. In furtherance thereof, on August 29, 2013, the Department of Justice provided guidance to all U.S. federal prosecutors with respect to the enforcement of laws regarding cannabis via the publication of a memorandum authored by former US Attorney General James M. Cole (the "Cole Memo"). The Cole Memo stated that enforcement should be focused on eight priorities, which is to prevent: (1) distribution of cannabis to minors; (2) revenue from sale of cannabis to criminal enterprises, gangs and cartels; (3) transfer of cannabis from states where it is legal to states where it is illegal; (4) cannabis activity from being a pretext for trafficking of other illegal drugs or illegal activity; (5) violence of use of firearms in cannabis growth and distribution; (6) drugged driving and adverse public health consequences from cannabis use; (7) growth of cannabis on federal lands; and (8) cannabis possession or use on federal property. On January 4, 2018, the U.S. Attorney General Jeff Sessions rescinded the Cole Memo and restored the "rule of law." Such rescission essentially shifts federal policy from the hands-off approach adopted under the Obama administration to allowing federal prosecutors across the U.S. to decide individually how to prosecute the pot possession, distribution and cultivation of the drug in states where it is legal. Trella Technologies is primarily a tech company and does, at any point, possess, transfer, or otherwise come in contact with federally controlled substances. However, while Trella Technologies does not believe its activities involve those enumerated in the Cole Memo, in light of the rescission of the memo by the current Attorney General, federal prosecutors will now have significant discretion on their interpretation of these priorities, and no assurances can be given that federal prosecutors will agree with Trella Technologies' position. Trella Technologies therefore cannot provide assurance that its actions are in full compliance with the Cole Memo or any other state or federal laws or regulations. In addition, there is no guarantee that the current administration will not further change its policy regarding the strict enforcement of federal laws or the eight listed priorities. Additionally, any new administration that follows could change this policy and decide to enforce the federal laws even stronger. Any such change in the federal government's enforcement of current federal laws could cause significant financial damage to Trella Technologies. Some of Trella Technologies's business activities and the business activities of some of its users, while believed to be compliant with applicable state law, are illegal under federal law because they violate the Federal Controlled Substances Act. If Trella Technologies or its users are closed by law enforcement authorities, it will materially and adversely affect Trella Technologies' business. As of January, 2019, 33 states plus the District of Columbia, and the territories of Guam, Puerto Rico, the Northern Mariana Islands, and the U.S. Virgin Islands have passed laws allowing some degree of medical use of cannabis, while ten of those states and the District of Columbia have also legalized the adult-use of cannabis. Additionally, the 2018 Hemp Farm Bill legalized the use of non-psychoactive cannabis for all US states and territories, creating a legal market for CBD products throughout the US. However, under U.S. federal law, and more specifically the Federal Controlled Substances Act, the possession, use, cultivation, marketing and transfer of psychoactive cannabis is illegal. To the extent that Trella Technologies's cultivation

customers are closed, it will negatively affect Trella Technologies's operations and revenue, and to the extent that it prevents or discourages other similar businesses from entering the cannabis industry, Trella Technologies's potential user base would contract, leading to a material negative affect on Trella Technologies's business and operations.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our noteholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our noteholders and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Aja Nicole Atwood	730,000	Class A Units	73.0
Andres Chamorro III	270,000	Class A Units	27.0

The Company's Securities

The Company has authorized Class B Units, Class A Units, and Convertible Promissory Notes - Series 2019 - CF.

Class B Units

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Units.

Material Rights

"Units" shall mean those interests in the Company that shall have (a) economic value and rights in or to the profits, gains, losses, distributions and other economic interests of the Company and/or (b) voting membership rights in the Company. Class B units shall bear only an economic interest in the company in the Company and shall not be entitled to any vote except where expressly provided for in the Operating Agreement or required by the Act. No Member will have priority over any other Member for the distribution of Net Profits or Losses. 43. Upon Dissolution of the Company and liquidation of Company property, and after payment of all selling costs and expenses, the liquidator will distribute the Company assets to the following groups according to the following order of priority: (a) in satisfaction of liabilities to creditors except Company obligations to current Members; (b) in satisfaction of Company debt obligations to current Members; and then (c) to the Members pro rata in proportion to their membership Percentage Interest. Right of First Refusal: In the event that a Membership Interest in the Company is or will be sold, due to any reason, the remaining Members will have a right of first purchase of that Membership Interest. Members who are also on the Board of Managers shall have first priority, followed by the remaining Members. The value of that interest in the Company will be the lower Fair Market Value and any third party offer that the Member wishes to accept. The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

Class A Units

The amount of security authorized is 1,000,000 with a total of 1,000,000 outstanding.

Voting Rights

Each Class A Member shall be entitled to vote his, her or its Class A Units with respect to any action required or permitted to be taken by the Members under this Agreement. All such actions that require the vote, consent or approval of the Members shall require the affirmative vote, consent or approval of a majority vote of the Members holding Class A Units, unless the question or matter is one upon which, by express provision of applicable law or of the Articles of Organization or this Agreement, a different vote is required, and in which case, such express provision shall govern and control the decision of such question or matter.

Material Rights

i. "Units" shall mean those interests in the Company that shall have (a) economic value and rights in or to the profits, gains, losses, distributions and other economic interests of the Company and/or (b) voting membership rights in the Company. Class A Units shall bear both an economic and a management interest in the Company. No Member will have priority over any other Member for the distribution of Net Profits or Losses. Upon Dissolution of the Company and liquidation of Company property, and after payment of all selling costs and expenses, the liquidator will distribute the Company assets to the following groups according to the following order of priority: (a) in satisfaction of liabilities to creditors except Company obligations to current Members; (b) in satisfaction of Company debt obligations to current Members; and then (c) to the Members pro rata in proportion to their membership Percentage Interest. Right of First Refusal: In the event that a Membership Interest in the Company is or will be sold, due to any reason, the remaining Members will have a right of first purchase of that Membership Interest. Members who are also on the Board of Managers shall have first priority, followed by the remaining Members. The value of that interest in the Company will be the lower Fair Market Value and any third party offer that the Member wishes to accept. The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

Convertible Promissory Notes - Series 2019 - CF

The security will convert into Class b units and the terms of the Convertible Promissory Notes - Series 2019 - CF are outlined below:

Amount outstanding: $0.00
Maturity Date: March 01, 2021
Interest Rate: 10.0%
Discount Rate: 20.0%
Valuation Cap: $30,000,000.00
Conversion Trigger: On the next round of funding of $4,070,000.00 or more

Material Rights

Note converts to Class B Units when the company raises $4,070,000 in a qualified equity financing

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells membership units to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells its membership units resulting in gross proceeds to the Company of at least $4,070,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Class B Units at conversion price equal to the lesser of (i) 80% of the per unit price paid by the Investors or (ii) the price equal to the quotient of $30,000,000 divided by the aggregate number of outstanding membership units of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional unit, the Company shall, in lieu of issuance of any fractional unit, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one unit of the class and series of membership unit into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into Class B Units of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the members of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for

bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity.

Unless the Note has been previously converted in accordance with the terms of the Note prior to the Maturity Date, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Class B Units at a price per security equal to the quotient of$30,000,000 divided by the aggregate number of outstanding membership units of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

What it means to be a minority holder

As a holder of Convertible Notes of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. Upon conversion, the investor's stake in a company could be diluted due to the company issuing additional units or shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offring (such as an initial public operaing, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The company expects to offer unit options to founding significant employees or advisors as incentives for another 10-20% total of the units.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Class A Units
  Final amount sold: $76,000.00
  Use of proceeds: Start-up expenses for 2017 and 2018.
  Date: December 31, 2018
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2016 compared to year ended December 31, 2017

Revenue

Pre-revenue for the year 2016 and 2017.

Cost of sales

Cost of sales was not applicable for 2016 and 2017.

Gross margins

Gross margins not applicable for 2016 and 2017.

Expenses

The Company's expenses consist of, among other things, prototyping materials and equipment, fees for professional services (patents, prior art research), research and development expenses and engineering consulting fees.

Year ended December 31, 2017 compared to year ended December 31, 2018

Revenue

Revenue for fiscal year 2018 was $68 about flat compared to fiscal year 2017, as we were pre-revenue. Through a donation based crowdfunding campaign, we received $19,947 as additional income.

Cost of sales

Cost of sales is attributed to sub-contractor fees for engineering design and development (BETA design, industrial/UX design, and software/database development).

Gross margins

Not applicable as income was not generated from actual product sales.

Expenses

The Company's expenses consist of, among other things, prototyping materials and equipment, fees for professional services (patents, prior art research), research and development expenses and engineering consulting fees.

There was a noteable increase in expenses for US and Foreign utility patent filing (Professional Fees of $16,421 in 2018 vs. $6,205) as well as marketing and advertising for brand development ($8,931 in 2018 vs. $100).

Historical results and cash flows:

Historial results and cash flows are not representative of what investors should expect in the future as they are pre-revenue. Based on our business plan and projections we anticipate revenue generation from product related sales in 2019.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
Since inception Trella Technologies, LLC founders Aja Atwood and Andres "Dre"

Chamorro III have made total capital contributions of approx. $77,000. Additionally, we've raised $21,000 via contributions through a donation-based Indiegogo campaign (did not include pre-order sales). The company currently has enough cash on hand to cover general administrative costs for 6 months. However, this will not cover our major expenses such as product development, BETA testing, human resources, lease/rental fees or marketing.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are critical to our operations. Crowdfunding is the preferred method of Trella Technologies, LLC. However, we can also raise money through angel or VC funding if the crowdfunding approach does not prove successful.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The majority, if not all, of the funds raised will be from the crowdfunding campaign. The company expects to offer Class B units to founding significant employees as incentives.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We are seeking to raise a minimum of $10,000 (initial target amount) for fund-raising marketing to continue the raise to $107,000, and then we may amend the offering to up to $1,070,000 through Regulation Crowdfunding to reach our target of $750,000. If the company only raises the minimum amount, existing and current expenses would be scaled back. The short-term focus would include a continuation of marketing and product showcasing (demonstrating the product via grow trials) in order to spread the word about the benefits of automated plant training. This mode of operation would continue until we received additional capital and/or income via pre-orders.

How long will you be able to operate the company if you raise your maximum funding goal?

We are seeking to raise a minimum of $10,000 (initial target amount) for fund-raising marketing to continue the raise to $107,000, and then we may amend the offering to up to $1,070,000 through Regulation Crowdfunding to reach our target of $750,000. With a successful raise, the company would be able to operate for 12 months. This estimate includes revenue based on sales projections.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Our next investment round (equity based) will occur in early 2020, to keep up with demand and to provide additional capital for further research and development as we improve our existing design (AutoSync LED feature, machine learning/neural network

development, testing with a wider variety of plants such as fruits and vegetables).

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Valuation Cap: $30,000,000.00

Valuation Cap Details: The valuation was based on an exit at year 4 with projected sales of $23M (6,750 units sold) and a gross profit of $7.6M. Three methods of calculations were used to determine a valuation. The VC Valuation Method ($39M), ScoreCard ($6.7M), and calculator by Equidam ($16M). The average of all three of these methods was calculated at approximately $20M. The average was then adjusted based on typical target valuation/valuation cap research by Equidam which shows that the majority of deals include a ratio of 150% or less. Therefore, the number was multiplied by a 1.5 factor and adjusted to $30M (also falls within the range of all three calculation methods).

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  60.0%
  We are seeking to raise a minimum of $10,000 (initial target amount) for fund-raising marketing to continue the raise to $107,000, and then we will amend the offering to up to $1,070,000 through Regulation Crowdfunding to reach our ultimate goal of $750,000. Our minimum funding goal Includes a continuation of marketing such as social media, trade shows, industry events and associated marketing materials.

- *Product Development*
  14.0%
  Includes continued development of an existing model for product showcasing, associated parts and materials and engineering consulting fees.

- *Operations*

20.0%
Includes general admin costs, intellectial property (legal fees), travel for trade shows.

If we raise the over allotment amount of $107,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Research & Development*
  8.0%
  To be used for cultivation equipment to expand our product testing lab for product showcasing and development.

- *Marketing*
  26.0%
  -Improving our digital marketing plan, participating in industry trade shows outside of the US Northeast.

- *Product Development*
  20.0%
  To be used for engineering, manufacturing and product development. This also includes production and assembly equipment, and product certification testing.

- *Operations*
  40.0%
  This includes a leased space for product assembly and the research lab (for grow trials/product showcasing). This also includes legal and insurance fees as well as general administrative costs.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.trella.io (www.trella.io/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/trella

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Trella Technologies LLC

[See attached]

I, Aja N. Atwood, the Chief Executive Officer of Trella Technologies, LLC, hereby certify that the financial statements of Trella Technologies LLC and notes thereto for the periods ending 2018 and 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of -$4,409; taxable income of -$16,559 and total tax of $_____NA____.

Trella Technologies has not yet filed its federal tax return for 2018.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 30th day of January in the year 2019. (Date of Execution).



Aja N. Atwood, CEO
January 30, 2019

Trella Technologies LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2017 and 2018

TRELLA TECHNOLOGIES, LLC
Index to Financial Statements
(unaudited)

TRELLA TECHNOLOGIES, LLC
BALANCE SHEETS
DECEMBER 31, 2018 AND 2017
(unaudited)

Trella Technologies
As at 31 December 2018

	31 Dec 2018	31 Dec 2017
Assets		
Cash and Cash Equivalents		
Business Checking	15,341	-
Business Savings Account	97	-
Total Cash and Cash Equivalents	**15,438**	**-**
Current Assets		
Cash on Hand	5,171	5,171
Total Current Assets	**5,171**	**5,171**
Property, Plant and Equipment		
Computer & Office Equipment	2,770	1,270
Growing Equipment	1,338	1,338
Less-Accumulated Depreciation: Computer & Office Equipment	(2,173)	(2,173)
Total Property, Plant and Equipment	**1,935**	**435**
Total Assets	**22,543**	**5,605**
Liabilities and Equity		
Equity		
Current Year Earnings	(43,923)	(16,852)
Opening Balance Equity	5,301	-
Partner Capital - Aja	65,517	16,457
Partner Capital - Andres	12,500	6,000
Retained Earnings	(16,852)	-
Total Equity	**22,543**	**5,605**
Total Liabilities and Equity	**22,543**	**5,605**

TRELLA TECHNOLOGIES, LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

	Dec-18	Dec-17
Revenue		
Merchandise	68	-
Total Revenue	68	-
Less Cost of Sales		
Cost of Goods Sold	-	4,409
Subcontractors	22,348	-
Total Cost of Sales	22,348	4,409
Gross Profit	(22,280)	(4,409)
Operating Income / (Loss)	(22,280)	(4,409)
Other Income and Expense		
Advertising	(8,391)	(100)
Automobile Expense	(211)	-
Bank Service Charges	(44)	-
Business License & Fees	(41)	-
Charity	(75)	-
Computer Supplies	(796)	(429)
Depreciation	-	(2,173)
Dues & Subscriptions	-	(199)
Manufacturing Expense	(4,777)	-
Meals & Entertainment	(476)	(664)
Office Expense	(3,344)	(386)
Other Expense	-	(149)
Other Income	19,947	(40)
Professional Fees	(16,421)	(6,205)
Rent Expense	(231)	(243)
Shipping & Delivery	(128)	(77)
Software Expense	(3,949)	-
Start Up Costs Expense	-	(1,119)
Taxes & License	(768)	-
Tools & Equipment Expense	(1,613)	-
Travel	(326)	(659)
Total Other Income and Expense	(21,643)	(12,443)
Net Income / (Loss) before Tax	(43,923)	(16,852)
Equity		
Opening Balance	5,605.32	-
Current Year Earnings	(43,923.17)	(16,851.68)
Opening Balance Equity	5,301.24	-
Partner Capital - Aja	49,060.00	16,457.00
Partner Capital - Andres	6,500.00	6,000.00
Total Equity	22,543.39	5,605.32

TRELLA TECHNOLOGIES, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

Trella Technologies
For the year ended December 31, 2018

	2018	2017
Operating Activities		
Receipts from customers	68.17	-
Payments to suppliers and employees	(63,938.80)	(16,811.86)
Cash receipts from other operating activities	19,947.46	(39.82)
Net Cash Flows from Operating Activities	**(43,923.17)**	**(16,851.68)**
Investing Activities		
Proceeds from sale of property, plant and equipment	-	2,173.00
Payment for property, plant and equipment	(1,500.00)	(2,607.74)
Other cash items from investing activities	-	(5,170.58)
Net Cash Flows from Investing Activities	**(1,500.00)**	**(5,605.32)**
Financing Activities		
Other cash items from financing activities	60,861.24	22,457.00
Net Cash Flows from Financing Activities	**60,861.24**	**22,457.00**
Net Cash Flows	**15,438.07**	**-**
Cash and Cash Equivalents		
Cash and cash equivalents at beginning of period	-	-
Cash and cash equivalents at end of period	15,438.07	-
Net change in cash for period	**15,438.07**	**-**

NOTE 1 – NATURE OF OPERATIONS

TRELLA TECHNOLOGIES, LLC was formed on November 11th, 2016 ("Inception") in the State of Massachusetts. The financial statements of TRELLA TECHNOLOGIES, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Bourne, MA.

TRELLA TECHNOLOGIES, LLC provides technical, innovative solutions to make indoor and urban farming a sustainable, long-lasting industry. The Company has been formed for the purpose of researching, developing and manufacturing agricultural technology.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of products and services when collection of the

amounts due occur and good funds are received.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company's federal tax filings for 2017 will remain subject to review by the Internal Revenue Service until 2021. The Company has not filed federal taxes for the year 2018 as of February 3, 2019.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The Company has no Debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers

NOTE 5 – MEMBERS' EQUITY

LLC Units
The Company allocates Class A (Voting) and Class B (Non-Voting) Units. Aja N. Atwood holds 730,000 Class A Units, Andres "Dre" Chamorro III holds 270,000 Class A Units. Units assigned to Aja N. Atwood and Andres Chamorro III are fully vested. There are 1,000,000 Class B Units available which have yet to be allocated to any member.

NOTE 6 – RELATED PARTY TRANSACTIONS

The are no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through January 31, 2019. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





This offering is not live or open to the public at this moment.

PLAY VIDEO

Trella Technologies

Grow tall plants in small spaces.

Small OPO Bourne, MA
Agriculture
Accepting International Investment

0
Investors

$0.00
Raised of $10K - $107K goal

Overview Team Terms Updates Comments Share

Innovative and Sustainable Solutions

For The Indoor and Urban Farming Industries

TrellaGro LST™
TRELLA

An Automated Horizontal Plant-Training System to Maximize Space & Output

Invest In: Trella Technologies, LLC

Urban and indoor farming are the future, but traditional farming methods and tools won't always translate from the field to the indoor farm. At Trella Technologies, we create energy-efficient and globally-scalable solutions to problems unique to the indoor farming industry.

In an aim to ensure the industry's longevity for future generations, we're diversifying the types of plants that can be grown indoors with sustainable, automated plant-training robotics.

Trella Technologies was born when CEO Aja N. Atwood


See TrellaGro LST in Action!

struggled to grow tall plants in her small basement. As an engineer faced with a lack of space, she dove deep into research which revealed the concept of growing plants horizontally. However, all the existing methods she could track down were manual, labor-intensive, and inefficient.

So, together with fellow inventor Andres "Dre" Chamorro III, the two prototyped, built (and built again) what would become Trella Technologies' unique plant-training solution. Every step of the way, they sought and incorporated input from experienced growers and engineers to refine the design and prepare it for production.

Join Us. We're currently gearing up for or our production mode phase of the fifth design revision. **Choose Trella Technologies and help change the way the world grows.**

#Automated #SpaceSaving #GameChanging

The Offering

AN INVESTMENT OPPORTUNITY

Convertible Promissory Notes
Note converts to Class B Units when the company raises $4,070,000 in a qualified equity financing round

Maturity Date: March 1, 2021
Valuation Cap: $30,000,000
Discount Rate: 20%
Annual Interest Rate: 10%*

What is a Convertible Note?
A convertible note offers you the right to receive Class B Units in Trella. The number of units you will receive in the future will be determined at the next equity round in which the Company raises at least $4,070,000 in qualified equity financing. The highest conversion price per unit is set based on a $30,000,000 Valuation Cap or if less, then you will receive a 20% discount on the price the new investors are purchasing. You also receive 10% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Class B Units equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding membership units of the Company as of immediately prior (on a fully diluted basis).

We are seeking to raise a minimum of $10,000 (initial target amount) for fundraising marketing to continue the raise to $107,000. If we reach our offering maximum, we are contemplating increasing offering maximum to $1,070,000 through Regulation

If we reach our offering maximum, we are contemplating increasing offering maximum to $1,070,000 through Regulation Crowdfunding.

PERKS*

$1,000+ Investment
Receive a Trella Technologies sweatshirt or vest, your pick!

PERKS (IF WE RASE OVER $250,000)*

$5,000+ Investment
You will be invited to visit our research lab in Massachusetts and to meet Team Trella.
(Transportation and accommodation not included).

$25,000+ Investment
You will receive a personal invite to a dinner with the founders of Trella Technologies as well as a tour of the research lab in Massachusetts.
Location and time need to be mutually agreed on (Transportation and accommodation not included).

**All perks occur after the offering is completed.*

Users Control The Climate - TrellaGro LST Controls The Plant



Increase Plant Yield
Automated plant training creates a horizontal plant canopy resulting in better light distribution to the entire plant, increasing plant yield.

Reduce Plant Stress
Automation allows for gentle and consistent plant training, leading to faster grow times.

Lower Operating Costs
Create an even canopy for optimal light penetration. Sync grow lights with plant growth to reduce energy costs.

Reduce Human Error

TrellaGro LST™ Series
#gamechanging   #spacesaving   #automated



Grow tall plants in small spaces
With our patent-pending automated technology, TrellaGro LST™ uses a low-stress training technique to gently train tall plants to grow horizontally vs. vertically. Now you can control plant height, increase yield, track plant growth rate and more.



Grow tall plants horizontally


Reduce improper handling, exposure to contaminants and labor costs.

🛒 **Increase Product Offering**
Meet market demand by gaining the ability to grow taller plants and strains.

Grow tall plants horizontally
Horizontal growing through low stress training allows growers to keep all branches intact, creating maximum yield.





We've designed our product to serve both residential and commercial growers.

With horizontal plant training, every branch gets optimum light– potentially **increasing yield per plant by more than 25%** when compared to manual methods. In addition to higher returns, Trella's automated system uses gentle low-stress training (LST) to help you grow healthier plants in less time, **without the need for pruning and trimming**. Indoor horizontal training, by design, allows users to grow their favorite cannabis strains, fruits, or vegetables year-round.

Plus, commercial growers and farmers can **reduce operating costs** and stay competitive with the **TrellaGro LST AutoSync LED™ feature**, which **syncs your lights to come on only when your plant truly needs it.** Commercial growers will be able to meet high market demands by growing taller plants in existing small spaces while reducing their energy and operating costs.



"Environmentalists alarmed at marijuana industry's massive use of carbon-based electricity" - The Washington Times

Commercial and residential users can already benefit from Trella, but it's our belief that this is just the beginning. **The applications of TrellaGro LST are potentially endless: from growing cannabis in your basement, to feeding Mars missions.**

Trella Trains Plants Easily and Efficiently

Who Needs TrellaGro LST

TrellaGro LST has multiple applications. Our system helps indoor cultivators (including residential and commercial growers) grow taller/fruit-bearing crops (fruiting plants, cannabis sativa, and hops) in spaces that were previously



problematic due to height constraints: spaces with low ceilings, or vertical/stacked arrangements like those found in urban farms, freight containers, basements, grow tents and closets.

Due to state regulations that limit plant count, residential growers need to maximize their per-plant yield. Trella has been shown to increase one plant's yield by more than 25%. Additionally, as the cannabis industry expands, commercial growers need sustainable and efficient methods to stay competitive. TrellaGro LST enables growers to use space efficiently to grow a more diverse range of taller strains as well as "mother" plants that provide cuttings for propagation. Lastly, Trella's automated system means commercial growers are able to reduce their labor costs.





The TrellaGro LST Series

The TrellaGro LST is an automated low-stress training solution to grow tall plants in small spaces. Available in two standard as well as one custom model (sizes and features vary), our system also includes an optional subscription-based app to monitor plant growth rate and environmental conditions.

Why Trella Technologies

Trella is a first-to-market brand, with a **patent-pending, never-before-seen innovation, that intends to be a leader in the indoor farming technology sector.** We've strategically located ourselves in the US Northeast, where indoor farming is on the rise. Our lab and business operations are in Massachusetts, a leading state for cannabis legislation and where we have access to skilled growers and licensed businesses operating in the state's medical and adult-use marijuana markets. We have a strong team with amazing experience, and the necessary skills to execute our mission to revolutionize indoor farming.

Here's How It Works

Step 1	Step 2	Step 3	Step 4

   

• Place a seedling in Trella's patent-pending device • Turn the power on • Connect and sync to the TrellaGro LST™ app • Select the plant's growth parameters	• Trella controls the plant • Watch it gently guide the plant to grow horizontally during the "vegetation" phase • This phase is automated; no pruning or training required • Track growth rate and	• Allow it to stretch towards overhead lights during the "flowering" phase by removing the top mesh panel • For plants with heavy flowers, such as tomatoes, use the "flower support" columns and attach	• Harvest time is easy. Simply remove the side mesh panel, cut the plant at the main stem to harvest whole or in pieces as preferred

environmental	the flower support
conditions around	grid as needed
your plant on your	
phone or PC	





The Benefits of Automated Low Stress Training

If you're growing indoors, you have height restrictions that not only affect the way you grow, but your actual harvest quality and yield. And regardless of which lights you use, a traditional overhead grow light cannot penetrate lower branches, which limits yield. There are various ways to manually train your plants to optimize plant growth and increase yield by 25-40%.

Topping, Supercropping, and Scrogging all require pruning of branches at the lower parts of the plants. Removing these branches prevents waste of water and nutrients, but also reduces the number and size of colas a plant will produce. **Low Stress Training** is a method near and dear to Trella because our system combines the benefits of low stress training with automation. Also, low stress training doesn't require any actual cuts, which can damage plants and slow down or inhibit growth. With gentle bending of branches, low stress training allows the plant to grow in a sideways direction, letting all side branches receive more optimal light and grow into their own colas. Unlike the training methods mentioned above, where branches are trimmed, horizontal growing through low stress training allows growers to keep all branches intact and therefore maximize yields.

Let's Compare

TRELLAGRO LST™

# OF PLANTS	4
YIELD PER AREA	2.2 OZ/SQ FT. (62 G/SQ FT.)***
TOTAL YIELD	70 OZ (1984 G)
TYPICAL VEG TIME	6 TO 9 WEEKS
IMPACT ON LABOR	🌱
STRAIN VARIETY	UNLIMITED



SCREEN OF GREEN

# OF PLANTS	8
YIELD PER AREA	1.5 OZ/SQ FT. (43 G/SQ FT.)**
TOTAL YIELD	48 OZ (1361 G)
TYPICAL VEG TIME	2 TO 4 MONTHS
IMPACT ON LABOR	🌱🌱🌱
STRAIN VARIETY	LIMITED



SEA OF GREEN

# OF PLANTS	32
YIELD PER AREA	1.0 OZ/SQ FT. (28 G/SQ FT.)*
TOTAL YIELD	32 OZ (907 G)
TYPICAL VEG TIME	2 TO 4 WEEKS
IMPACT ON LABOR	🌱🌱🌱🌱
STRAIN VARIETY	EXTREMELY LIMITED



*Based on industry average for dry plant material, will vary based on strain and environmental conditions. | **Based on industry average for dry plant material, will vary based on strain and environmental conditions. | ***Based on Trella Technologies' average grow trial results (1000W LED, Recirculating DWC, w/o CO2 supplement)

TrellaGro LST outperforms existing plant training methods. With our automated plant training system, growers can **increase their yield**, **reduce operating and labor costs** and **grow a wider variety of plants** to stay competitive in an expanding market. Growers can achieve this benefit while **reducing the number of plants** required, saving additional cloning, labor and waste costs. With a higher yield, and/or **shorter growing cycles**, commercial cannabis cultivators can experience an **increase in their annual harvest output while savings costs.**

 

YIELD
IN OZ/SQ FT.

 

VEG TIME
IN MONTH

 

LABOR
PRE-HARVEST
CARE & MAINTENANCE

"It all comes down to really two things: keeping your labor costs under control and keeping your energy costs under control..." - MJBizMagazine



TrellaGro LST: The Benefits Stack Up

▶Increase Yield / Reduce Labor Costs /Fewer Plants, Clones and Waste◀
▶Stack Multiple Levels/Increase Canopy Area in Existing Footprints◀











Footprints◄

►Stay Competitive/Grow Wider Variety of Plants and Strains◄

►Optimize Conditions for Faster Growth/Increase Harvest Cycles◄

Machine Learning for Modern Farming

TRELLA UNIT 1
2ft
36
1.3in
TM

"Cannabis Companies Struggle To Become More Sustainable" - Forbes.com

We're here to help: With a subscription to the **TrellaGro LST app**, growers can have remote control of their units and monitor their environmental conditions. The settings can be **optimized based on data collected across multiple plant types, strain varieties and growing conditions**. Additionally, the data can be shared with fellow subscribers across the globe, accelerating the spread of sustainable operating practices for the indoor farming community.

With the **TrellaGro LST subscription-based app**, cultivators can **track growth rate** vs. various environmental conditions to **optimize their output**, **creating more harvest cycles per year.**

Machine learning algorithms, aka **AI (artificial intelligence)**, can take field data, such as **plant growth rate, temperature, humidity and CO2** levels among others, to develop probability models. This information is far more than any human can grasp. **Machine learning can predict which environmental conditions are most beneficial to the plant's health and growth.**

Temperature vs. Growth Rate

Optimal Temperature - Group One
Growth Rate (in./day)
1.5
1
0.5
0
73.8°
65 66 67 68 69 70 71 72 73 74 75 76 77 78 79 80
Temperature (F)
Strain 1
Strain 2
Strain 3

Sample Data For Demonstration Purposes Only

Sustainable Farming Example

You control the climate. Let TrellaGro LST™ control the plant.

GROW PARAMETERS

Container Floor Dimensions:	40 FT. x 8.
Model 4 Canopy Area:	8 SQ FT. (0.74 SQ M.)
# of Rack Levels	2
# of Model 4 Units per level	24
Total # of Model 4 Units Total	48

40 ft. Container Farming

Place TrellaGro LST within **racks stacked two-levels high** to create additional canopy area & increased yield.

Total # of Model 4 Units Total	48
# of Plants Total Canopy Size	48
Total Canopy Size	384 SQ FT. (35.7 SQ M.)
Vegetation Days	40
Flowering Days	60
# of Harvest Cycles per Year	3.65
Lighting Type:	LED
Light Consumption per Area	31.2 W/SQ FT.
Model 4 Power Consumption	0.52kWh

YIELD RESULTS

Yield per Area*	2.2 OZ/SQ FT. (62 G/SQ FT.)
Total Yield per Cycle	53 LBS (23,587 G)
Annual Yield	193.5 LBS (86,636 G)

COMPARE:

Screen of Green Annual Yield	73 LBS (33,112 G)
Sea of Green Annual Yield	97 LBS (43,998 G)

*See next page for more detail

No Power Grid?... No Problem!
TrellaGro LST is solar panel eco-friendly, and consumes less power than a laptop.

The **GROWING** Market

Vertical Indoor Farming's Global Market Size Will **Reach $4.1B by 2020**

- There is an increase in urban population, which leads to food shortages
- Crops are in need of year-round production
- There is an increase in risks to crops from natural catastrophes

- Global Market Insights
- Global News Wire

Global Spending On Cannabis **Will Reach $57B in 2027**

- Legalization of cannabis is on the rise, globally, increasing competition for commercial growers, and a need for sustainability and efficiency
- Regulations for residential growers are based on plant count, therefore growers need to get a high yield per plant

- Forbes
- High Times

What Are People Saying?

Feedback from our 2018 Market Survey

What specific aspects of Trella appeal to you the most? Why?

"Automated features, reduced human error and control"
"Saves space, higher yield and better management of plants"
"The automation of the system, the compact design and lower labor cost"



"The Trella system has taken what we are doing in our back rooms and provided the technology to take it up several levels, increasing yield and decreasing manpower."

"The design, the sleekness, are all wonderful. I really love the brand and how you raised money through crowdfunding. And I love your mission to



help people grow that have space they didn't think was possible to grow in prior."

Product Development Overview



We are currently in the early production phase with our fifth design revision. Since early 2017, we've designed and built four prototypes. A plant growth trial was conducted for each prototype design, with improvement and modifications made along the way. Provisional patents were filed in April of 2017, followed by the filing of a **US Utility (Non-Provisional) Patent and Foreign PCT application** in April of 2018.



Prototype (Design Version 4)





In April of 2018, we publicly announced the creation of the world's first automated plant trainer and raised money with the help of family, friends and early supporters. Since then, Team Trella reached out to the indoor farming community. We received valuable feedback from our target market. We attended trade shows, industry events and even **conducted a market research survey.** As a result, we modified our design to create the TrellaGro LST (version 5).

The main goal for 2019: showcase our product working in a commercial style environment for marketing purposes. Successful grow trial demonstrations (by Beta Users and Trella) will lead to market acceptance in order to obtain

Our device also comes with a software application to allow the user to track plant growth rate vs. the environmental conditions, such as temperature, humidity, and CO_2 levels. The data gathered from units across the globe will be mined and refined for usability via machine learning algorithms. The app and database are currently under early stage development for web-based applications (followed by mobile-based applications). The TrellaGro LST AutoSync LED™ feature is under early stage development and will be made available during the next generation design.

Pictured Above:
The TrelloGro LST Model 6

sales for revenue generation. Additionally, we are currently in the process of building the TrellaGro LST Model 6 (version 5) for grow testing and public showcasing/marketing.

Compare

TrellaGro LST ™ Model 4	**TrellaGro LST ™** Model 6	**TrellaGro LST ™** Model X (CUSTOMIZED)
 **Recommended Usage**		
Both	Both	Commercial
 **Max Plant Length**		
4 ft.	6 ft.	> 6 ft.
 **Canopy Area**		
8 sq.ft.	12 sq.ft.	> 12 sq.ft.
 **Enhanced Ventilation**		
Auto	Auto	Auto
 **Growth Tracking**		
Auto	Auto	Auto

	Climate Monitoring	
Optional	Yes	Yes

	Wi-fi & App Enabled	
Optional	Yes	Yes

The Trella Technologies Team



We're Not Your Typical Technological Agriculture Company

We're a diverse group of individuals with different backgrounds, strengths, and perspectives — which we believe makes us stronger. We value, and utilize, input from every member of our team. We're very engaged in our consumer communities and make it a priority to be tapped into their needs, advocating at community events and soliciting user feedback at every step. We're in this business for more than money: we believe the community is important. For that reason, we plan to donate several units to nonprofit organizations to help them grow on their own. We've even identified our first donation recipient!

Trella is headed by cofounders Aja N. Atwood (CEO) and Andres "Dre" Chamorro III (VP of Engineering). Atwood is a cannabis cultivator and advocate with strong connections within the industry and community. She was the former CTO of a technological/agricultural start-up and brings her experience in training and hiring teams in hands-on development and creation of working prototypes. Chamorro has a strong background in the medical device and robotics industry with more than 30 patents and access to production and prototype equipment. He is an expert at design for manufacturing.

True Innovation Requires Protection

Since inception, we've worked diligently to develop the design with a focus on true innovation. To protect our intellectual property, **we partnered with Hamilton Brook Smith Reynolds, one of the top Intellectual Property law firms both nationally and regionally.** With their support, we completed a thorough prior-art search before filing our patent application and we are now **patent-pending in the US and internationally**. For more information on Hamilton Brook Smith Reynolds, please click here.



Invest in Trella Technologies

At Trella Technologies, we believe that residential and commercial farming are just the beginning. Our vision of the future of Trella Technologies includes feeding hungry people globally, and even growing plants on missions to Mars.

We are seeking to raise a minimum of $10,000 (initial target amount) for fundraising marketing to continue the raise to $107,000. If we reach our offering maximum, we are contemplating increasing offering maximum to $1,070,000 through Regulation Crowdfunding. The funds raised from this campaign will go toward sales and marketing, software application development, product testing, and certifications, as well as leasing space for our testing and R&D lab. We'll manufacture and assemble production units right here in the U.S., and hire more staff to do so. Plus, we'll inject money into our social media campaigns and participation at tech, farming, cannabis and other trade show events.

Join Us. Our business is growing, and we're ready to take our company to the next level by tapping into the commercial farming industry. We've built relationships and partnerships with the farming community over the past few years, and we're plugged into the industry via social media, trade shows, and events and public speaking engagements. We are looking for funding to tap into our strategic partnerships with industry-related companies to move forward!



CONCEPT

Concepted and designed first build. Completed first grow trial.



VERSION 4

Refined design (based on feedback) and automation, improved ventilation.



VERSION 3

Included basic robotics and automation. Grow trial completed.



INDIEGOGO

Raised over $20k (of donation-based funding – this did not include pre-orders).



LAUNCH ON STARTENGINE

Now YOU can be a part of our company!



GOAL

Reach 100 unit sale goal for our first batch of orders. (Anticipated)

November 2016 **August 2017** **February 2018** **July 2018** **March 2019** Aug 2019

February 2017 **November 2017** **April 2018** **November 2018** April-May 2019 **November 2019**



PRODUCT SHOWCASE

Gathered a small group of indoor farmers to get feedback for further development.



VERSION 5

Version 5 designed and refined for production. Created basic web-based application and associated database (data gathering growth rate vs. climate conditions).



DEVELOPMENT & OPERATIONS

Phase Two development of web-based application for BETA testing. Move into a new location, prepare for assembly operations. (Anticipated)



DELIVERY

Begin delivery of units (first 100 batch) with a year-end goal of 300 units ordered. (Anticipated)



VERSION 2

Based on manual manipulation - built second version. Completed second grow trial with great results for yield increase.



UTILITY PATENT FILED

Converted from a provisional to utility patent application – US & International (Foreign PCT)

...ress

west MV Times DIRECT CANNABIS NETWORK ELEVATE MIT Enterprise Forum Cambridge BOSTINNO

WCAI CAPE & PLYMOUTH Business East Enterprise

[SHOW MORE]

Meet Our Team








Aja Nicole Atwood
CEO & Co-Founder

Aja is an entrepreneur, team-leader, and cannabis advocate with over 15 years of experience in the engineering industry. She is a mechanical engineer by education and graduated cum laude from Northeastern University. She cut her teeth professionally as an engineering consultant and specialist, working in natural catastrophe risk engineering, and by 2011 started her first entrepreneurial businesses. Through these experiences, Aja honed her technical skills, fostered the engineering talent of her team, and learned valuable lessons along the way. Aja's business ethos is rooted in the belief that success comes from creating innovative technologies that can be shared with communities that need them the most.



Andres Chamorro III
VP of Engineering & Co-Founder

"Dre" has more than 15 years of experience engineering a variety of devices, primarily for the medical industry. He currently has 39 patents pending, including 24 issued patents. A seasoned manager, he led in-house engineering teams, design firms, and consultants through the process of problem identification, solution design, proof of concept, product manufacturing, and introduction to market. Dre was part of the founding team at Cambridge Endoscopic Devices, Inc. where he developed 29 products the company successfully brought to market. He attended Northeastern University's Mechanical Engineering Technology program.





Kelly Keenan Trumpbour
Advisor

Kelly is an active angel investor, venture capitalist, and producer who funds women-led startups and films through See Jane Invest. As a producer, Kelly supports women filmmakers and production companies. She serves as Founding Venture Partner at NextGen Ventures and is a board member of the Baltimore Angels. She is also a media commentator, international speaker, and author. Kelly holds an MBA from Johns Hopkins and a JD from the University of Maryland.





Amanda Melnick
Advisor

Amanda is the Founder & Principal of Maine Cannabis Consultants. She helps cannabis businesses reach their fullest potential by supporting them in business development, strategy and government relations. Amanda came to the cannabis industry with over 10 years of experience in operations, project management, and supporting the growth of start-up businesses. She has worked closely with high-level executives at companies such as Google, Oscar de la Renta, Ogilvy, The New Yorker, and IBM. Her mission is to help passionate business owners succeed and to see the cannabis industry flourish.





Beth Waterfall
Advisor

Beth applies her sophisticated marketing expertise, leadership and extensive cannabis industry network to help Trella Technologies execute timely, relevant and informative marketing activities including content marketing, public relations and event management.



Slava Heretz
Finance/Accounting Partner

Slava brings a tech-enabled, data-driven strategic finance, HR and growth solution to startups and SMEs looking to scale. With a background in finance/accounting, full cycle recruiting and HR management, Slava knows the challenges businesses face when it comes to building and managing high performance teams, financial models and building Class A brands. With over 7 years in the industry, Slava and Intelli's clients have raised over $100m in VC/Angel funding while seeing tremendous YoY growth.



Angela Pitter
Chief Digital Marketing Strategist

Angela Pitter is CEO of LiveWire Collaborative. She is a digital marketing strategist known for building comprehensive solutions that expand and strengthen customer engagements. Incorporating her project management expertise, she provides clients a "roadmap" to address the areas that are weak, improve those that are good, create new opportunities and to chart a course to expand your digital footprint and brand. As a professional speaker, she was recently featured on Chronicle's, WCVB TV social media segment. Additionally, Angela brings over 20 years of experience in high-tech leading global teams and products to the market. She holds an M.S. in Administration and B.S. in Computer Engineering.





Jennifer Linnane
Industrial Design & UX Consultant

Jen is self-employed senior design professional with a wealth of industrial design, user experience and GUI development experience in medical, consumer and industrial markets. She incorporates a user-centered design approach to develop thoughtful, compelling and relevant design solutions for her clients. Jen partners with clients and groups to develop appropriate solutions to define the right problem to solve, create a compelling design and user experience, and ensure translation and delivery of that intent to the user. To realize a solution that delights a user, makes your client smile, and makes a difference is what it's all about.





Andrew Keener
Software Engineer

Andrew Keener is a Software Engineer specializing in Product Design and Development of IoT devices. He has worked in the field for the last 7 years and helped multiple startups along the way. His company: Keen Software Solutions develops custom hardware and software to meet clients needs.





Jeff Benning
Mechanical Engineer

Jeff Benning is the Lead Engineer and founder of Designhawk Innovations. He plays a crucial role on the engineering design team for the TrellaGro LST product. Jeff began his career working in automotive shops and machine shops before pursuing a mechanical engineering degree from the University of Illinois at Chicago. After graduating, he began designing robotics and automated machinery for factories in Chicago. He then started Designhawk Innovations where he helps tech companies design and build their products. He is passionate about working on smart technology and promoting the use of automation.





Lynn Bougie
QA/RA Consultant

Lynn Bougie is an independent consultant with 15 years of experience working in quality, regulatory affairs and project management. She primarily works with start-ups that design and manufacture new and innovative medical technologies to bring high-quality products to market. She has worked on cross-functional teams to set-up manufacturing for initial production. She works with FDA and international regulatory agencies to obtain product clearances. She previously served as the head of Quality for 5 medical devices companies.



Brian OConnor, P.E.
Mechanical Engineer

Engineering experience in Design Verification Testing, including extensive experience in mechanical product testing, Reliability, Compliance, active liquid cooling, metal fabrication and mechanism design. Recent Consultations have included the design and prototyping of the transmission portion of a human powered vehicle and CAD modeling/detailing an optical packaging concept for a cutting edge medical device.



*including Iogyn, Inc. of
Cupertino, CA, which was
acquired by Boston Scientific in
2014. She has a BS in
Mechanical Engineering
from Northeastern University.*



Offering Summary

Company :	Trella Technologies LLC
Corporate Address :	173 Clay Pond Rd., Bourne, MA 02532
Offering Minimum :	$10,000.00
Offering Maximum :	$107,000.00
Minimum Investment Amount (per investor) :	$200.00

Terms

Offering Type :	Convertible Promissory Notes
Type of Equity Converted Into :	Class B Units
Conversion Trigger :	$4,070,000.00
Maturity Date :	March 01, 2021
Valuation Cap :	$30,000,000.00
Discount Rate :	20.0%
Annual Interest Rate* :	10.0%

*Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below

What is a Convertible Note?

A convertible note offers you the right to receive Class B Units in Trella Technologies LLC. The amount of Class B Units you will receive in the future will be determined at the next equity round in which the Company raises at least $4,070,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $30,000,000.00 Valuation Cap or if less, then you will receive a 20.0% discount on the price the new investors are paying. You also receive 10.0% interest per year added to your investment. When the maturity date is

are paying. You also receive 10.0% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Class B Units equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

We are seeking to raise a minimum of $10,000 (initial target amount) for fundraising marketing to continue the raise to $107,000. If we reach our offering maximum, we are contemplating increasing offering maximum to $1,070,000 through Regulation Crowdfunding.

PERKS*

$1,000+ Investment

Receive a Trella Technologies sweatshirt or vest, your pick!

PERKS (IF WE RASE OVER $250,000)*

$5,000+ Investment

You will be invited to visit our research lab in Massachusetts and to meet Team Trella.

(Transportation and accommodation not included).

$25,000+ Investment

You will receive a personal invite to a dinner with the founders of Trella Technologies as well as a tour of the research lab in Massachusetts.

Location and time need to be mutually agreed on (Transportation and accommodation not included).

**All perks occur after the offering is completed.*

StartEngine shareholders bonus

Trella Technologies LLC will offer 10% additional bonus interest for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest within a 24-hour window of their campaign launch date. For example, if invest in the first 24 hours, your annual interest rate will be 11% instead of 10%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments; Salary payments made to one's self, a friend or relative

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Last items of these offerings are open to the general public, however there are important differences and risks. You can learn more in our learn more.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>Video One:</u>

Hi, I'm Aja and this is Dre, and we're Trella Technologies.

Together we recognized a serious problem affecting our food supply and created a solution to diversify the types of plants that can be grown indoors with sustainable, automated plant-training robotics.

Trella is a first-to-market brand, with a patent-pending, never-before-seen innovation, that intends to be a leader in the indoor farming technology sector. Our product, the TrellaGro LST™, gently and automatically trains plants to grow horizontally, allowing growers and farmers to grow tall plants in small spaces.

The concept for the TrellaGro LST came from my own struggle as a medical marijuana patient to grow cannabis in my small basement. Standard manual solutions for maximizing plant growth made growing labor-intensive, so as an engineer, my mind naturally wanted to create a sustainable solution to grow not just my medicine, but food on a grander scale.

We brainstormed pretty obsessively, then prototyped, built, prototyped and built again, Trella's unique plant-training system. And along the way we sought and applied input from experienced farmers and growers to bring us to where we are today with the TrellaGro LST™.

Our system helps indoor cultivators grow taller, fruit-bearing crops such as plants like tomatoes, hemp, cannabis sativa, and hops, in spaces with low ceilings or vertical and stacked arrangements like those found in urban farms, freight containers, basements, grow tents and closets. And now you can get in on the ground floor as an investor with Trella Technologies. Our unique technology already has its foot in the door of the farming and cannabis industries in Massachusetts, which is a prime location because of its rich culture of innovation, its seasonal climate, and because of its regulated, legal cannabis industry. In our laboratory testing, Trella has been shown to increase one cannabis plant's yield by more than 25% over traditional plant training methods like SCROGGING, topping and Sea of Green. This is a huge advantage for the home grower with regulated plant count limits, but even more so for commercial cannabis growers who need to use space efficiently to grow taller strains or "mother" plants that provide cuttings for propagation. Trella's automated system also helps commercial growers reduce their labor costs. We started sowing the seeds for Trella's success by joining key professional groups and trade associations, participating at tradeshows, building a network of experienced growers to test our product, and getting the word out about Trella at different networking and industry events. In December 2018 we introduced the Trella Virtual Reality Experience at a tradeshow so both home growers and commercial cultivators could get a real feel for the TrellaGro LST™ system's features and benefits.

So here's how it works: The first step is to simply place a seedling in the unit. Connect and sync to the TrellaGro LST™ app, then select the plant's growth parameters, and let Trella take control of the plant. Once the plant matures to the flowering stage, let it stretch towards the

overhead lights by removing the top mesh panel. If you have heavy flowers or fruits such as tomatoes, you can use Trella's "flower support" columns and attach the flower support grid, as needed. Then, harvest time is easy. Simply remove the side mesh panels, cut the plant at the main stem to harvest whole or in pieces as preferred.

And throughout the grow process, the TrellaGro LST app tracks your growth rate and environmental conditions so you have actual data that you can use to make adjustments or compare your results with future grows or other manual training methods. It really is that simple for the user, but we need your support to help get more Trella units developed and into home and commercial grows across the globe.

We hope you will be energized and motivated to help bring our automated plant training technology to urban and container farms, in addition to cannabis cultivators.

It's a unique time to get involved in a forward-thinking business that is developing technologies to support the vertical indoor farming industry, which is expected to reach $4.1B by next year. And, global spending on cannabis is expected to reach $57B by 2027.

We may even be on Mars by then! Trella is about so much more than food and cannabis: The technology we are developing has the capacity to be used in future endeavors, such as farming on NASA shuttles and other planets.

This is only the beginning. Our team is growing and we have talented marketing and other professionals on deck to help make Trella an effective leader in the indoor farming technology sector. Please scroll down to learn more about our patent-pending, never-before-seen innovation, and please join us as an early investor!

Video Two:

Train tall plants to grow in small spaces.

Part 1: Vegetation

One tall plant...growing sideways...6 ft. long...

Train tall plants to grow in small spaces.

Part 2: Flowering

but...only 3 ft. high!

Grow tall plants in small spaces.

Trella

Video Three:

Autosync LED Save on Energy Costs up to 25%!

accelerate growth, enable the world Trella

Autosync LED An Energy Efficient Feature TrellaGro LST (Next Gen)

AutoSync LED Syncs light control with plant growth

AutoSync LED Reduces light usage during veg stage

Autosync LED Save on Energy Costs up to 25%!

Trella

Looking to reduce operating costs and stay competitive? The TrellaGro LST AutoSync LED feature has you covered.

TrellaGro LST's AutoSync LED syncs light control with plant growth, automatically and only when your plants need light

For commercial growers and farmers, this means up to 25% less energy used in your grow cycle...How?... By reducing the amount of light required during a plant's vegetation stage

Visit Trella.io to learn more

Video Four:

Welcome to the Trella Lab! Here is our automated plant trainer. It's designed for indoor growers who have issues with height and space. Our device will automatically train a naturally tall plant to grow in a small space. That's right! This is one plant grown 6 ft. long and held three feet in height. It's automated and designed to control the plant gently and efficiently.

Video Five:

Train tall plants to grow in small spaces.

Part 1: Vegetation

One tall plant...growing sideways...6 ft. long...

Train tall plants to grow in small spaces.

Part 2: Flowering

but...only 3 ft. high!

Grow tall plants in small spaces.

Trella

<u>Video Six:</u>

The VR Experience www.trella.io

Step One: Place seedling in unit

Step Two: Veg w/automated control

Enhanced Ventilation Avoid Micro-climates

Easy - Access Removable Mesh Panels

Step Two (cont): Let it grow sideways

Step Three: Remove top for flowering

Flower Support Trellis Netting (incl.)

Step Three (Cont.): Let it stretch

Step Four: Harvest Time!

<u>Video Seven:</u>

No text or audio.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE

TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

> (a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) **Special provisions for cryptocurrency payments.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S.

dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Subscriber has read and understands the terms, conditions, and fees of the Escrow Agent for payments made in cryptocurrency available here, http://primetrust.com/assets/downloads/Digital_Asset_Disclosures.pdf. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of units will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription

Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2018 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

> (i) To the Company;
>
> (ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;
>
> (iii) As part of an offering registered under the Securities Act with the SEC; or
>
> (iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

> (i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net

worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) <u>Subscriber information.</u> Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) <u>Company Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. <u>Revisions to Manner of Holding.</u>

In the event that statutory or regulatory changes are adopted such that it becomes possible for

companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND

WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this

Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Convertible   %%VESTING_AMOUNT%%
Notes the undersigned hereby irrevocably subscribes for is:

(b) The Securities being subscribed for will be owned
by, and should be recorded on the Company's books as
held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

*   *   *   *   *

This Subscription is   %%NAME_OF_ISSUER%%
accepted   By:
on %%TODAY%%.   %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES %%YEAR%% - CF

$%%VESTING_AMOUNT%%   %%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on March 1, 2021 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells membership units to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells membership units resulting in gross proceeds to the Company of at least $4,070,000.00 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Class B Units at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $30,000,000 divided by the aggregate number of outstanding membership units of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into

which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into Class B Units of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Class B Units at a price per security equal to the quotient of $30,000,000 divided by the aggregate number of outstanding Membership Units of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "**Event of Default**" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive

any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee.

Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: _____%%ISSUER_SIGNATURE%%_____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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